UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the six months ended 12/31/2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from
Commission file number: 1-36313

TIMKENSTEEL CORPORATION
VOLUNTARY INVESTMENT
PENSION PLAN
(Full title of the Plan)

TIMKENSTEEL CORPORATION
1835 Dueber Avenue SW, Canton, OH 44706
(Name of issuer of the securities held pursuant to the Plan and address of its principal executive office)

TimkenSteel Corporation Voluntary Investment Pension Plan
Financial Statements and Supplemental Schedules
December 31, 2014 and Six Months Ended December 31, 2014

Report of Independent Registered Public Accounting Firm

To the Audit Committee
TimkenSteel Corporation Voluntary Investment Pension Plan
Canton, Ohio

We have audited the accompanying statement of net assets available for benefits of the TimkenSteel Corporation Voluntary Investment Pension Plan (the Plan) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the six months ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the six months ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.
The accompanying supplemental schedule of delinquent participant contributions for the six months ended December 31, 2014 and the supplemental schedule of assets (held at end of year) as of December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
Cleveland, Ohio
June 26, 2015

TimkenSteel Corporation Voluntary Investment Pension Plan
Statement of Net Assets Available for Benefits

December 31, 2014
Assets:
Investments, at fair value:
Interest in The Master Trust Agreement for TimkenSteel Corporation Defined Contribution Plans	$131,262,600
Receivables:
Contributions receivable from participants	27,340
Contributions receivable from TimkenSteel Corporation	37
Participant notes receivable	3,991,781
Total receivables	4,019,158

Total assets reflecting investments at fair value	135,281,758

Adjustment from fair value to contract value for interest in The Master Trust Agreement for TimkenSteel Corporation Defined Contribution Plans relating to fully benefit-responsive investment contracts	(268,479)
Net assets available for benefits	$135,013,279
See accompanying Notes to the Financial Statements.

TimkenSteel Corporation Voluntary Investment Pension Plan
Statement of Changes in Net Assets Available for Benefits
Six Months Ended December 31, 2014

Additions:
Investment income:
Net investment gain from The Master Trust Agreement for TimkenSteel Corporation Defined Contribution Plans	$6,395,322
Interest income from participant notes receivable	77,553
Contributions:
Participants	2,984,963
TimkenSteel Corporation	25,488
Participant rollovers	2,117
3,012,568
Total additions	9,485,443

Deductions
Benefits paid directly to participants	4,700,795
Administrative expenses	6,164
Total deductions	4,706,959

Net increase	4,778,484

Transfers in (Note 1)	130,234,795

Net assets available for benefits:
Beginning of year - June 30, 2014	—
End of year	$135,013,279
See accompanying Notes to the Financial Statements.

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements
December 31, 2014 and Six Months Ended December 31, 2014
1. Description of the Plan
The following description of TimkenSteel Corporation Voluntary Investment Pension Plan (the Plan) provides only general information. Participants should refer to the 2012 401(k) Agreement, as amended as of June 30, 2014, Between TimkenSteel Corporation and the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (the 401(k) Agreement), for a more complete description of the Plan’s provisions. The Plan was established effective June 30, 2014 as a result of a spinoff (spinoff) from The Timken Company (Timken). In the spinoff, Timken transferred the assets and liabilities relating to TimkenSteel Corporation (the Company) employees and retirees to the Plan sponsored by the Company.
General
The Plan is a defined contribution plan covering all full-time hourly employees of TimkenSteel Corporation (the Company and Plan Administrator) who are represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union. Employees of the Company become eligible to participate in the Plan beginning the first month following completion of a 120 working day probationary period, provided that health care benefits have become effective. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Under the provisions of the Plan, participants may contribute any whole percentage of their gross earnings, as defined in the Plan, subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, except Roth rollovers. Upon enrollment, a participant may direct their contribution in 1% increments to any of the Plan’s fund options. Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunication system and through the Internet.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of Plan earnings, and is charged administrative expenses, as appropriate. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants vest immediately in all contributions plus actual earnings thereon.

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)
Participant Notes Receivable
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms generally cannot exceed four years. The loans are secured by the balance in the participant’s account and bear interest at an interest rate of 1% in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits
Upon termination of service, a participant may receive a lump-sum amount equal to the balance of their account or elect to receive installment payments of their assets over a period of time not to exceed their life expectancy, or transfer their account balance to another qualified plan. If a participant’s account balance is greater than $1,000, they may leave their vested assets in the Plan until age 70½. Participants having a vested account balance less than $1,000 receive a lump-sum amount equal to their vested account balance.
Hardship withdrawals are allowed for participants incurring an immediate and severe financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and distributions prior to requesting a hardship withdrawal.
Plan Termination
The Plan shall continue in full force and effect until January 1, 2018, and for yearly periods thereafter unless either the Company or the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union shall notify the other party in writing within 60 days before the termination date of the 401(k) Agreement that they desire to terminate the agreement.
The Plan may generally be amended by mutual consent of the Company and the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union. In the event of Plan termination, the Plan’s trustee, Great-West Trust Company, LLC (formerly JP Morgan) (Trustee) shall distribute to each participant the amount standing to their credit in their separate account. Participants may elect to have dividends in TimkenSteel Corporation ESOP Stock Fund distributed to them in cash rather than automatically reinvested in TimkenSteel common shares.
2. Summary of Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and accompanying notes and supplemental schedules. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value and are invested in The Master Trust Agreement for the Company's Defined Contribution Plans (Master Trust), which was established for the investment of assets of the Plan and the two other defined contribution plans sponsored by the Company.
The Plan's Trustee maintains a collective investment trust of common shares of TimkenSteel Corporation in which the Company’s defined contribution plans participate on a unit basis. Common shares of TimkenSteel Corporation are traded on a national securities exchange and participation units in TimkenSteel Corporation ESOP Stock Fund are valued at the last reported sales price on the last business day of the plan year.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
In accordance with U.S. GAAP, the Plan has adopted Financial Accounting Standards Board (FASB) provisions for the Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution, Health and Welfare and Pension Plans. FASB guidance requires that investment contracts held by a defined contribution plan be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by U.S. GAAP, the Statement of Net Assets Available for Benefits presents the fair value of the investment as well as the adjustment for the fully benefit-responsive investment contracts from fair value to a contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Participant Notes Receivable
Participant notes receivable represents participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on participants' notes receivable is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)
3. Investments
The Plan’s assets are held in the Master Trust, commingled with assets of other Company-sponsored benefit plans.
Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trust is based on account balances of the participants and their elected investment funds. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. The Plan’s ownership percentage in the Master Trust as of December 31, 2014 was 31.15%.

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)
The following table presents the fair values of investments in the Master Trust and the Plan’s percentage interest in each investment fund of the Master Trust:

	Company Stock	Registered Investment Companies	Common Collective Funds	Total Assets	Plan's Ownership Percentage
Investment, at Fair Value:
TimkenSteel Corporation ESOP Stock Fund	$34,436,562	$—	$—	$34,436,562	28.34%
The Timken Company Stock Fund	51,072,618	—	—	51,072,618	25.91%
Morgan Stanley Inst Small Company Growth - I	—	5,731,845	—	5,731,845	39.81%
American Funds EuroPacific Growth - R6	—	31,934,861	—	31,934,861	17.54%
American Funds Washington Mutual - R6	—	13,762,812	—	13,762,812	32.82%
American Beacon Small Cap Value - Inst	—	9,888,837	—	9,888,837	29.74%
Vanguard Target Retirement Income Fund	—	6,494,664	—	6,494,664	22.17%
Vanguard Target Retirement Fund 2015	—	16,755,951	—	16,755,951	24.48%
Vanguard Target Retirement Fund 2025	—	14,817,661	—	14,817,661	28.95%
Vanguard Target Retirement Fund 2035	—	10,939,876	—	10,939,876	27.09%
Vanguard Target Retirement Fund 2045	—	7,256,994	—	7,256,994	21.16%
Vanguard Target Retirement Fund 2020	—	6,809,990	—	6,809,990	32.64%
Vanguard Target Retirement Fund 2030	—	2,317,376	—	2,317,376	26.95%
Vanguard Target Retirement Fund 2040	—	1,206,086	—	1,206,086	52.55%
Vanguard Target Retirement Fund 2050	—	1,018,147	—	1,018,147	32.22%
JPMorgan Core Bond Funds I & II	—	—	34,224,514	34,224,514	29.43%
JPMCB Equity Index - CF	—	—	75,366,540	75,366,540	42.83%
Winslow Large Cap Growth - I	—	—	27,358,218	27,358,218	29.99%
SSgA Russell Small Cap Index NL-A	—	—	19,489,752	19,489,752	24.55%
	$85,509,180	$128,935,100	$156,439,024	$370,883,304

Wells Fargo Stable Value Funds E & G	$—	$—	$50,315,744	$50,315,744
Adjustment from fair value to contract value	—	—	(694,695)	(694,695)
	$—	$—	$49,621,049	$49,621,049	38.65%

Net Assets of Master Trust	$85,509,180	$128,935,100	$206,060,073	$420,504,353	31.15%

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)
Investment appreciation/(depreciation) for the Master Trust is as follows:

Six Months Ended
December 31, 2014
Net appreciation/(depreciation) in fair value of investments:
Common Collective Funds	$22,493,250
Registered Investment Companies	7,957,188
Company Stock	(9,001,241)
Interest income from Participant notes receivable	148,174
Total Master Trust	$21,597,371
4. Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820 are described as follows:
Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 – Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset's or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)
The following table sets forth by level, within the fair value hierarchy, the Master Trust's assets at fair value on a recurring basis as of December 31, 2014:

	Assets at Fair Value as of December 31, 2014
	Total	Level 1	Level 2	Level 3
Assets:
Company Stock:
TimkenSteel Corporation ESOP Stock Fund	$34,436,562	$34,436,562	$—	$—
The Timken Company Stock Fund	51,072,618	51,072,618	—	—
Registered Investment Companies:
Morgan Stanley Inst Small Company Growth - I	5,731,845	5,731,845	—	—
American Funds EuroPacific Growth - R6	31,934,861	31,934,861	—	—
American Funds Washington Mutual - R6	13,762,812	13,762,812	—	—
American Beacon Small Cap Value - Inst	9,888,837	9,888,837	—	—
Vanguard Target Retirement Income Fund	6,494,664	6,494,664	—	—
Vanguard Target Retirement Fund 2015	16,755,951	16,755,951	—	—
Vanguard Target Retirement Fund 2025	14,817,661	14,817,661	—	—
Vanguard Target Retirement Fund 2035	10,939,876	10,939,876	—	—
Vanguard Target Retirement Fund 2045	7,256,994	7,256,994	—	—
Vanguard Target Retirement Fund 2020	6,809,990	6,809,990	—	—
Vanguard Target Retirement Fund 2030	2,317,376	2,317,376	—	—
Vanguard Target Retirement Fund 2040	1,206,086	1,206,086	—	—
Vanguard Target Retirement Fund 2050	1,018,147	1,018,147	—	—
Common Collective Funds:
JPMorgan Core Bond Funds I & II	34,224,514	—	34,224,514	—
JPMCB Equity Index - CF	75,366,540	—	75,366,540	—
Winslow Large Cap Growth - I	27,358,218	—	27,358,218	—
SSgA Russell Small Cap Index NL-A	19,489,752	—	19,489,752	—
Wells Fargo Stable Value Funds E & G	49,621,049	—	49,621,049	—
Total assets of Master Trust	$420,504,353	$214,444,280	$206,060,073	$—
The investment strategy for American Funds Washington Mutual-R6 is to invest in common stocks of established companies that are listed on, or meet the financial listing requirements of, the New York Stock Exchange and have a strong record of earnings and dividends.
TimkenSteel Corporation ESOP Stock Fund participates in units and is valued based on the closing price of TimkenSteel Corporation Common Shares traded on a national securities exchange. Registered investment companies are valued based on quoted market prices reported on the active market on which the individual securities are traded.

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)
The Timken Company Stock Fund participates in units and is valued based on the closing price of Timken common shares traded on a national securities exchange. Registered investment companies are valued based on quoted market prices reported on the active market on which the individual securities are traded. Effective June 30, 2014, participants will not be allowed to invest future contributions or transfer money into The Timken Company Stock Fund.
The JPMCB Equity Index-CF includes investments that provide exposure to a broad equity market and are designed to mirror the aggregate price and dividend performance of the S&P 500 Index. The fair value of the investments in this fund has been determined using the net asset value per share.
The JPMorgan Core Bond Funds I and II include investments that seek to maximize total return by investing primarily in a diversified portfolio of intermediate and long-term debt securities. The fair value of the investments in these funds has been determined using the net asset value per share.
The SSgA Russell Small Cap Index NL-A includes investments seeking an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term. The fund includes exposure to stocks of small U.S. companies. The fair value of the investments in this fund has been determined using the net asset value per share.
The Winslow Large Cap Growth-I is a portfolio that invests at least 80% of its net assets in equity securities of U.S. companies with market capitalization in excess of $4 billion at the time of purchase. The fair value of the investments in this fund has been determined using the net asset value per share on the active market on which the individual securities are traded.
The Wells Fargo Stable Value Funds E and G are collective investment funds that actively manage a diversified portfolio of investment contracts, and the associated portfolio of underlying assets. An investment by a plan in these funds results in the issuance of a given number of participation interests (Units) in the fund for the plan's account. The Fund's Unit value equals the total value of each asset held by the fund, less any liabilities, divided by the total number of units outstanding on the valuation date. The purchase price and redemption price is determined at the close of each day.
All other registered investment companies are valued at the net asset value of shares held by the Trust at year-end based on quoted market prices.

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)
The following table summarizes investments measured at fair value based on net asset value (NAVs) per share as of December 31, 2014:

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
JPMorgan Core Bond Funds I & II	$34,224,514	Not applicable	Daily	Trade Day + 1 Day
JPMCB Equity Index - CF	$75,366,540	Not applicable	Daily	Trade Day + 1 Day
Winslow Large Cap Growth - I	$27,358,218	Not applicable	Daily	Trade Day
SSgA Russell Small Cap Index NL-A	$19,489,752	Not applicable	Daily	Trade Day
Wells Fargo Stable Value Funds E & G	$49,621,049	Not applicable	Daily	Trade Day
5. Related-Party Transactions
Related-party transactions included the investments in the common stock of the Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.
The following is a summary of transactions in TimkenSteel Corporation common shares with the Master Trust for the six months ended December 31, 2014:

Dollars
Purchased	$24,846,052
Issued to participants for payment of benefits	$125,194
Purchases and benefits paid to participants include TimkenSteel Corporation common shares valued at quoted market prices at the date of purchase or distribution.
Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered were based on customary and reasonable rates for such services.
6. Income Tax Status
The Plan has applied for a determination letter from the IRS in February 2015 and is awaiting its receipt at the filing date of the financial statements. The Plan Administrator and the Plan's legal counsel believe that the Plan is designed, and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code (IRC) and therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.
During 2014, the Company failed to remit to the Plan’s Trustee certain participant contributions within the period prescribed by Department of Labor regulations. The related accrued interest on the late remittances was calculated and remitted to the related trust in April 2015. Specific procedures have been adopted by the Company to assure that future contributions are deposited in a timely manner. The Company is in the process of filing a Voluntary Fiduciary Correction Program (VFCP) submission with the IRS, which further details these matters and the Company’s plan for correcting them. These items do not have a material impact on the Plan’s net assets available for benefits at December 31, 2014, and the Company does not expect the VFCP submission to affect the Plan’s tax status.
7. Risks and Uncertainties
The Master Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statement at December 31, 2014 to the Form 5500:

December 31, 2014
Net assets available for benefits per the financial statement	$135,013,279
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	268,479
Net assets available for benefits per the Form 5500	$135,281,758
The fully benefit-responsive investment contracts have been adjusted from fair value to contract value for purposes of the financial statements. For purposes of the Form 5500, the investment contracts will be stated at fair value.

TimkenSteel Corporation Voluntary Investment Pension Plan
Notes to Financial Statements (continued)
The following is a reconciliation of total additions per the financial statement for the six months ended December 31, 2014 to total income per the Form 5500:

Six Months Ended
December 31, 2014
Total additions per the financial statement	$9,485,443
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2014	268,479
Total income per the Form 5500	$9,753,922

TimkenSteel Corporation Voluntary Investment Pension Plan
EIN #46-4024951 Plan #004
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
Six Months Ended December 31, 2014

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are Included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$37.32		$37.32	(1)
$4,969.49		$4,969.49	(2)

(1) Represents lost earnings on delinquent participant contributions relating to November and December 2014 payrolls.
(2) Represents delinquent participant contributions for November and December 2014 payrolls.
See Note 6 "Income Tax Status" for further discussion.

TimkenSteel Corporation Voluntary Investment Pension Plan
EIN #46-4024951 Plan #004
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
Year Ended December 31, 2014

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest Collateral, Par, or Maturity Value	Current Value
Participant notes receivable*	Interest rates at 4.25% with various maturity dates	$3,991,781

*Indicates party in interest to the Plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMKENSTEEL CORPORATION
VOLUNTARY INVESTMENT PENSION PLAN

Date:	June 26, 2015	/s/ Amanda J. Sterling
Amanda J. Sterling Vice President and Corporate Controller